Room 4561
						July 21, 2005

Glenn Argenbright
President and Chief Executive Officer
SAFLINK Corporation
777 108th Avenue NE, Suite 2100
Bellevue, WA 98004

Re:	SAFLINK Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	Filed May 16, 2005

Dear Mr. Argenbright:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2:  Summary of Significant Accounting Policies, Segment
Reporting, page F-11

1. We note your disclosure that you believe you operated as a single segment for all periods presented. We further note that you acquired
SSP-Litronic in 2004, which materially changed your operations and financial position. Please show us examples of the operating results that your chief operating decision maker uses to make decisions about resource allocation and to performance assessment, both before and after the SSP-Litronic acquisition. Provide us any additional analysis to support your conclusion that you continue to only have one reportable operating segment following the SSP-Litronic acquisition. Refer to paragraph 10 and 16 of SFAS 131.

Note 3:  Business Combinations, SSP-Litronic Merger, pages F-13 to
F-
14

2. We note that you issued 40,137,148 shares of SAFLINK common stock when you acquired all of the outstanding shares of SSP. We further note that the shares you issued in this acquisition represent more than 50% of the outstanding shares of your common stock. Please tell us how you considered SFAS No. 141, paragraphs 15 - 17 in identifying the acquiring entity in this transaction. Your response should set forth in detail your consideration of items (a) through (e) of paragraph 17, including computations, where indicated.

3. We note that goodwill represents over 70% of your purchase price of Litronic-SSP. Please describe the factors that contributed to a purchase price that resulted in such a significant amount of goodwill. Tell us how you considered paragraphs 39 and A14 of SFAS
No. 141 and how you determined that not other material identifiable intangible assets met the recognition criteria. Also, tell us how you considered the disclosure requirements under paragraph 51(b) of
SFSA 141.

4. We note that your purchase price allocation does not include any amounts allocated to in-process research and development. We further note that during the periods preceding your acquisition of SSP-Litronic, approximately 38% of their historical operating expenses were for research and development. Given their significant investment in research and development, please explain why no amounts were allocated in-process research and development.
5. Please explain the basis for the seven to ten year estimated useful life for the developed technology you acquired in the SSP acquisition. Explain how you considered obsolescence, technology competition and other economic factors to support this useful life.
Given the history of rapid changes in technology, we would expect the developed technology to have a relatively short useful life.

6. We note that your stock price has declined almost 50% since you acquired SSP. Tell us how you considered SFAS No. 142, paragraphs 26
- 29, in testing your goodwill for impairment. Tell us whether you tested goodwill for impairment between annual testing as a result of this adverse change in your market price and how you considered the results of that analysis. If not, please explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock.

7. Tell us why you provide the pro forma combined historical results of operations for the Litronic Merger and other asset acquisitions on an unaudited basis. In this regard, the disclosures required under paragraph 54 of SFAS No. 141 should be audited. Please advise.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481,
Lisa
Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at
(202) 551-3499 if you have questions regarding these comments.

Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Glenn Argenbright
SAFLINK Corporation
July 21, 2005
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